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                                                                    EXHIBIT 9.5




[DLB letterhead]

NEWS RELEASE


FOR IMMEDIATE RELEASE

CONTACT:         FRED STANDEFER
                 VICE-PRESIDENT - CORPORATE DEVELOPMENT
                 (405) 848-8808


DLB OIL AND GAS, INC. ANNOUNCES ACQUISITION


OKLAHOMA CITY, OKLAHOMA - June 3, 1996 - DLB Oil and Gas, Inc. (NASDAQ - DLBI) today announced that it closed the purchase of producing properties, mineral rights, and leasehold acreage from Amerada Hess Corporation for $35 million. The purchase price is subject to post-closing adjustments for post-effective date, asset-related revenues and costs. The purchase is effective January 1, 1996.

The acquired properties consist of 44 fields, nine of which DLB will operate, and 1,196 wells. Current daily production from the acquired interests, net to DLB, is approximately 820 barrels of oil per day and 7,800 mcf of gas per day. The properties are located primarily in Oklahoma.

DLB Oil & Gas, Inc. is an Oklahoma City based company engaged in the exploration for and the development of crude oil and natural gas fields with a special emphasis on the application of state-of-the-art technologies to underanalyzed and underexplored areas. DLB also engages in the gathering, processing, transportation and marketing of hydrocarbons. The Company's common stock trades under the symbol DLBI.